CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

December 18, 2015

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Kathleen Collins, Accounting Branch Chief
Joyce Sweeney, Senior Staff Accountant
Rebekah Lindsey, Staff Accountant
Office of Information Technologies & Services

Re:    Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2015
Form 10-Q for the Quarterly Period ended September 30, 2015
File No. 000-29174

Dear Ms. Collins, Ms. Sweeney and Ms. Lindsey:

We have received your comment letter dated December 4, 2015 with respect to the above-referenced filings (the “Form 10-K” and the “Form 10-Q”) made by Logitech International S.A. (“Logitech” or the “Company”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 60

Staff Comment No. 1:

We note that you do not include your pension and other post-employment obligations in your tabular presentation or related narrative disclosure. Please tell us what consideration was given to inclusion of this obligation either in the table or footnotes, including the related expected contributions. Refer to Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release 33-9144.

Response to Comment No. 1:

Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release 33-9144 permits companies to develop a presentation method that appropriately reflects the categories of contractual obligations that are meaningful in light of its structure and business. The Company’s practice is to fund amounts sufficient to meet the requirements of the defined benefit pension plans or non-retirement post-employment benefits sponsored by certain of its subsidiaries as set forth by local government, funding and taxing authorities. We do not include expected contributions and payments to these defined benefit pension plans and non-retirement post-employment benefit plans in the contractual obligations table because such contributions and payments to our pension fund do not represent contractual cash outflows of the Company. Rather, such contributions and payments represent adjustments to defined benefit pension plan assets based on actuarial determinations and numerous other factors that may result in a wide range of outcomes and thus are impractical to estimate, especially for the periods beyond one year. We provide substantial disclosure on our defined benefit pension plans, non-retirement post-employment benefit obligations and projected benefit obligations in Note 4 to our Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K.

Section II.C of SEC Release 33-9144 also prescribes that companies should provide additional disclosure where necessary to explain what the tabular data includes and does not include. In this respect, beginning with our Annual Report on Form 10-K for fiscal year 2016 we intend to include:

(i)	the expected contributions to those plans for the next fiscal year in the contractual obligations and commitments table; and

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

(ii)
disclosure (as shown below) in the narrative descriptions following the table that expected contributions and payments to our pension and post-retirement benefit plans are excluded from the contractual obligations table beyond one year and the Company’s consideration of such exclusion:

Employee Benefit Plan Obligation:  Commitments under the retirement plans relate to expected contributions to be made to our defined benefit plans for the next year only. We fund our pension plans so that we meet at least the minimum contribution requirements, as established by local government, funding and taxing authorities. Expected contributions and payments to our defined benefit pension plans and non-retirement post-employment benefit plans beyond one year are excluded from the contractual obligations table because they are dependent on numerous factors that may result in a wide range of outcomes and thus are impractical to estimate. For more information on our defined benefit pension plans and non-retirement post-employment benefit plans, see Note __to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

Staff Comment No. 2:

We note based on your disclosure on pages 12 and 13 that the allowances and accrual for cooperative marketing arrangements, direct and indirect customer incentive programs, and pricing programs increased significantly since the fiscal year end and as a percentage of revenues and gross profit. Your MD&A regarding net sales does not discuss the impact of these items and your MD&A regarding gross profit attributes the decrease in gross margin to unfavorable currency impact, partially offset by product cost improvement and favorable impact of repricing. Please tell us what consideration was given to disclosing the impact of your cooperative marketing arrangements, customer incentives, and pricing programs on your net sales and gross profit, as well as a discussion of the underlying reasons for increases in such items. Please refer to Item 303(b) of Regulation S-K.

Response to Comment No. 2:

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

The comparison of allowances and accruals for cooperative marketing arrangements, direct and indirect customer incentive programs, and pricing programs (these “Marketing and Pricing Items”) reflects a significant increase between the second quarter of fiscal year 2016 and the end of fiscal year 2015, as shown in our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2016 (the “Q2 10-Q”).

Accounts receivable allowance as part of balance sheet components

Dollars in thousands	March 31	September 30	March 31	September 30
	2014	2014	2015	2015
Allowance for cooperative marketing arrangements	$(24,135)	$(29,607)	$(25,700)	$(34,938)
Allowance for customer incentive programs	(41,400)	(49,003)	(48,497)	(65,055)
Allowance for pricing programs	(69,446)	(80,595)	(71,441)	(96,288)
	$(134,981)	$(159,205)	$(145,638)	$(196,281)

The increase in the allowances and accruals of these Marketing and Pricing Items was primarily the result of: (a) seasonality in our business and changes in product mix; (b) increases in Marketing and Pricing Items offset by price increases; and (c) delays in our processing of customer claims (the “Unprocessed Claims”) related to these Marketing and Pricing Items due to the upgrade of our worldwide business application suite from Oracle version 11i to Oracle version R12.

Our business is seasonal, with increased sales in our second fiscal quarter compared to our fourth fiscal quarter. With the increased sales and the change in product mix, we have corresponding increases in Marketing and Pricing Items in our second fiscal quarter compared to our fourth fiscal quarter. This seasonal trend is illustrated in the table above whereby the allowances and accruals for these Marketing and Pricing Items are higher in the second quarter as compared to fourth quarter of the prior fiscal year.

Furthermore, price increases were initiated in the first quarter of fiscal year 2016 and continued through the second quarter of fiscal year 2016. These price increases offset the increases in Marketing and Pricing Items.

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

The upgrade of our worldwide business application suite during April 2015 (the “Upgrade”) resulted in delays in our processing of customer claims related to these Marketing and Pricing Items that resulted in the increase of gross accounts receivable and a corresponding increase in allowances for these Marketing and Pricing Items. There was no impact on net accounts receivable, net revenue and gross margin for the second quarter of fiscal year 2016 compared to the second and fourth quarters of fiscal year 2015 due to the Upgrade. The Upgrade was explained in our risk factors on page 55 of the Q2 10-Q. We are unable to precisely quantify the impact of the Upgrade on the Unprocessed Claims; however we estimate the incremental Unprocessed Claims to be approximately $15 - $25 million as of the second quarter of fiscal year 2016 compared to the second and fourth quarters of fiscal year 2015. As disclosed in our risk factors, the efforts to further enhance the operational efficiency of the claims processing module is underway. In addition to the risk factor disclosure, we intend to further enhance our MD&A disclosure regarding the effect of the Upgrade in our subsequent periodic filings, including the Quarterly Report on Form 10-Q for the third quarter of fiscal year 2016.

While the above matters had a significant impact on the balance sheet, they did not have a material impact on net sales or gross margin. To illustrate, the Company also respectfully provides the gross sales, Marketing and Pricing Items and other allowances, and net sales for the periods presented and the percentage of net sales to gross sales. We note that our ratio of net sales to gross sales has not materially changed for the periods presented and ranges between [***] to [***] with the change of [***] and [***] for the three and six months ended September 30, 2015 compared to September 30, 2014, respectively.

	Three Months Ended		Six Months Ended
Dollars in thousands	September 30		September 30
	2014	2015	2014	2015
Gross Sales	[***]	[***]	[***]	[***]
Less: Marketing and Pricing Items and other allowances	[***]	[***]	[***]	[***]
Net Sales	$530,311	$539,862	$1,012,514	$1,010,182

Net sales percentage of gross sales	[***]	[***]	[***]	[***]

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

With respect to the decrease in our gross margin for the three and six months ended September 30, 2015, more than 90% of the overall change in gross margin percentage year over year is attributable to fluctuations in currency exchange rates. Excluding the currency impact, our gross margin for the three and six months ended September 30, 2015 did not change materially year over year. The effect of currency exchange rate fluctuations on revenue and cost are further discussed in Item 3 of the Q2 10-Q. We did not believe the impact of the Company’s Marketing and Pricing Items offset by the price increases and other inter-related factors was a significant contributor to the changes in the net sales or the gross margin for the periods presented in the Q2 10-Q, and therefore, we did not consider that the discussion of such impact was necessary for investors to understand the reasons impacting the current trends.

If future circumstances cause us to take significant operational actions with respect to marketing arrangements, direct or indirect customer incentive programs, or pricing programs, and such actions have or are likely to result in a material impact to our net sales or gross profit, taking into account other inter-related factors, we will describe such effects or known material trends in future filings.

*******

We acknowledge that:

•	Logitech is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Logitech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

______________________
Vincent Pilette
Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY LOGITECH INTERNATIONAL S.A.

cc:	Audit Committee, Logitech International S.A.
Guerrino De Luca, Chairman, Logitech International S.A.
Bracken Darrell, Chief Executive Officer and President, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Richard Imrisek, KPMG LLP